This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Amended Offers described in this Notice of Change, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.
FALCONBRIDGE LIMITED
NOTICE OF CHANGE TO
DIRECTORS’ CIRCULAR
Relating to
the Amended Offers by
Inco Limited
To purchase all of the Outstanding Common Shares of
Falconbridge Limited
FOR CDN.$60.20 IN CASH PER FALCONBRIDGE SHARE
OR
0.80312 OF AN INCO SHARE AND CDN.$0.05 IN CASH PER FALCONBRIDGE SHARE, SUBJECT TO THE MAXIMUM AGGREGATE CASH PAYMENT AND MAXIMUM AGGREGATE SHARE PAYMENT (AND CORRESPONDING PRORATION) DESCRIBED HEREIN
and
Xstrata Canada Inc.,
a wholly-owned subsidiary of Xstrata plc,
To purchase all of the Outstanding Common Shares of
Falconbridge Limited
For Cdn.$62.50 in cash for each share

THE BOARD OF DIRECTORS OF FALCONBRIDGE UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE AMENDED INCO OFFER AND TENDER THEIR FALCONBRIDGE SHARES TO THE AMENDED INCO OFFER AND THAT SHAREHOLDERS NOT ACCEPT THE AMENDED XSTRATA OFFER AND NOT TENDER THEIR FALCONBRIDGE SHARES TO THE AMENDED XSTRATA OFFER.

Information contained in this Notice of Change varies and updates certain information contained in the Directors’ Circular dated October 24, 2005 and Notices of Change to Directors’ Circular dated May 26, 2006, June 29, 2006 and July 17, 2006 relating to the offer (the “Inco Offer”) by Inco Limited. This Notice of Change also constitutes a notice of change to the Directors’ Circular dated May 31, 2006 and the Notice of Change to Directors’ Circular July 17, 2006 related to the offer (the “Xstrata Offer”) by Xstrata Canada Inc., a wholly-owned subsidiary of Xstrata plc (collectively, “Xstrata”). This Notice of Change should be read in conjunction therewith.
July 24, 2006
Notice to Shareholders in the United States
Each of the Inco Offer and the Xstrata Offer is made for securities of a Canadian issuer, and while each offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Falconbridge Limited is located in Canada and that some or all of its officers and directors are residents of a foreign country.

FORWARD-LOOKING STATEMENTS
      This Notice of Change contains forward-looking statements (as defined in applicable securities legislation, including the United States Securities Exchange Act of 1934). Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Falconbridge Limited (“Falconbridge”) or Inco Limited (“Inco”) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
      Examples of such statements include, but are not limited to: factors relating to the Amended Inco Offer and the results expected to be achieved from the successful completion of the Amended Inco Offer and the combination of Falconbridge and Inco, including the operating and other synergies and cost savings expected to be realized, and the timing thereof; the increased market capitalization, share price multiple and improved liquidity of Inco Shares; the improved cash flow and earnings of Inco; statements regarding plans, objectives and expectations with respect to existing and future operations; statements regarding business and financial prospects; statements regarding anticipated financial or operating performance and cash flows; and the financial position and international presence that permits Inco to compete against global mining companies. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Notice of Change.
      Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with the combination of Falconbridge and Inco and the combination of Falconbridge, Inco and Phelps Dodge Corporation (“Phelps Dodge”) or otherwise about: the ability of the combined company or companies to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; the amount of reduced costs based on the achievement of operational efficiencies from restructuring and integration planning including pre-tax operating and other synergies and cost savings; the approvals or clearances required to be obtained by Falconbridge, Inco and Phelps Dodge from regulatory and other agencies and bodies having been obtained in a timely manner; the divestitures required by regulatory agencies being acceptable and completed in a timely manner; the amount of benefits and synergies and cost savings from the acquisition or related divestitures being fully realized; metal prices and exchange rates; there being limited costs, difficulties or delays related to the integration of Falconbridge’s operations with those of Inco and the integration of Falconbridge’s and Inco’s operations with those of Phelps Dodge; and the timely completion of the steps required to be taken for the eventual combination of the companies.
      While Falconbridge anticipates that subsequent events and developments may cause Falconbridge’s views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge’s views as of any date subsequent to the date of this Notice of Change. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect the combination of Inco and Falconbridge and any subsequent transaction between Inco and Phelps Dodge.
      Additional factors are noted in the Inco Circular (as hereinafter defined), as amended. Falconbridge undertakes no obligation to update forward-looking statements.

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CURRENCY
      All dollar references in the Notice of Change are in United States dollars, unless otherwise indicated. On July 24, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rate of the Bank of Canada was Cdn.$1.1416.
AVAILABILITY OF DISCLOSURE DOCUMENTS
      Falconbridge is a reporting issuer or equivalent in all provinces and territories of Canada and files its continuous disclosure documents and other documents with the Canadian provincial and territorial securities regulatory authorities and with the U.S. Securities and Exchange Commission (“SEC”). Continuous disclosure documents are available at www.sedar.com and at the SEC’s web site at www.sec.gov.

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AMENDED OFFERS
      This Notice of Change to Directors’ Circular (the “Notice of Change”) relating to the Directors’ Circular dated October 24, 2005 (the “Directors’ Circular”) as amended by a Notice of Change to Directors’ Circular dated May 26, 2006, a Notice of Change to Directors’ Circular dated June 29, 2006 and a Notice of Change to Directors’ Circular dated July 17, 2006 is issued by the board of directors (the “Board of Directors”) of Falconbridge in connection with the Inco Offer to the shareholders (the “Shareholders”) of Falconbridge to purchase all of the outstanding common shares of Falconbridge (the “Falconbridge Shares”).
      Pursuant to the Inco Offer, as amended (the “Amended Inco Offer”), each Shareholder will be entitled to elect to receive for each Falconbridge Share held (i) Cdn.$60.20 in cash or (ii) 0.80312 of a common share of Inco (an “Inco Share”) plus Cdn.$0.05 in cash, subject to proration based upon the Maximum Cash Payment and the Maximum Share Payment (each as defined below). Under the terms of the Amended Inco Offer, the maximum amount of cash available to be paid by Inco will be Cdn.$7,080,125,473 (the “Maximum Cash Payment”) and the maximum number of Inco Shares available for issuance will be 213,077,333 Inco Shares (the “Maximum Share Payment”), in each case taking into account the conversion of Falconbridge’s outstanding convertible debt securities and the exercise of outstanding stock options for Falconbridge Shares.
      If all Shareholders elected to receive cash for their Falconbridge Shares or all Shareholders elected to receive Inco Shares for their Falconbridge Shares on such take-up date, they would receive Cdn.$18.50 in cash and 0.55676 of an Inco Share per Falconbridge Share as a result of a proration between the Maximum Cash Payment and the Maximum Share Payment on any take-up date, subject to adjustments for fractional shares. The terms and conditions of the Amended Inco Offer are set out in the take-over bid circular of Inco dated October 24, 2005 (the “Inco Circular”), as amended by Notices of Extension dated December 14, 2005, January 19, 2006, February 27, 2006 and July 13, 2006, a Notice of Variation dated May 29, 2006 and Notices of Variation and Extension dated June 29, 2006 and July 16, 2006.
      The Amended Inco Offer is made pursuant to the terms of a support agreement dated October 10, 2005 between Falconbridge and Inco as amended by amending agreements dated January 12, 2006, February 20, 2006, March 21, 2006, May 13, 2006, June 25, 2006 and July 16, 2006 (collectively, and, as amended, the “Support Agreement”).
      The Amended Inco Offer will be open for acceptance until midnight (Vancouver time) on July 27, 2006 (the “Expiry Time”), unless further extended or withdrawn.
      This Notice of Change also relates to the Directors’ Circular dated May 31, 2006 as amended by a Notice of Change to Directors’ Circular dated July 17, 2006 and is also issued by the Board of Directors in connection with an amendment to the Xstrata Offer (the “Amended Xstrata Offer” and together with the Amended Inco Offer, the “Amended Offers”) made by Xstrata to the Shareholders to purchase all of the outstanding Falconbridge Shares for Cdn.$62.50 per Falconbridge Share. The terms and conditions of the Amended Xstrata Offer are set out in the circular of Xstrata (the “Xstrata Circular”) dated May 18, 2006, as amended by a Notice of Extension dated July 7, 2006 and Notices of Variation dated July 11, 2006 and July 21, 2006.
RECENT DEVELOPMENTS
      On July 19, 2006, Xstrata announced the Amended Xstrata Offer, increasing the consideration payable from Cdn.$59.00 to Cdn.$62.50 in cash per Falconbridge Share, and extended the expiry time to August 14, 2006 at 8:00 p.m. (Toronto time). Xstrata also announced that it had waived its minimum tender condition and that its offer was conditional on receipt of approval of its shareholders at a meeting to be held on August 14, 2006. Later that day, Falconbridge announced that the Board of Directors would consider the Amended Xstrata Offer and provide Shareholders with a formal response as soon as it had completed its analysis.

      On July 19, 2006, Inco reported adjusted net earnings of $400 million or $2.04 per Inco Share ($1.79 per Inco Share on a diluted basis) for the second quarter of 2006, compared with adjusted net earnings of $241 million or $1.27 per Inco Share ($1.08 per Inco Share on a diluted basis) for the second quarter of 2005. Inco also announced that its net earnings for the second quarter of 2006 in accordance with Canadian generally accepted accounting principles were $472 million or $2.40 per share ($2.11 per share on a diluted basis), compared with net earnings of $220 million or $1.16 per share (99 cents per share on a diluted basis) for the second quarter of 2005.
      On July 24, 2006, the Falconbridge Shares began to trade ex-dividend the special dividend declared by Falconbridge on July 16, 2006 of Cdn.$0.75 per Falconbridge Share, payable on August 10, 2006 to Shareholders of record on July 26, 2006. Under the terms of both Amended Offers, Shareholders of record on July 26, 2006 are entitled to receive the special dividend in addition to the consideration payable under the Amended Offers.
      On July 24, 2006, Falconbridge reported net income of $728 million or $1.94 per Falconbridge Share ($1.91 per Falconbridge Share on a diluted basis) for the second quarter of 2006, compared with net income of $202 million or $0.62 per Falconbridge Share ($0.61 per Falconbridge Share on a diluted basis) for the second quarter of 2005.
      On July 24, 2006, the Board of Directors met in the morning to consider the Amended Xstrata Offer, in the context of the Amended Inco Offer. At that meeting, the Board of Directors received financial and legal advice on the Amended Offers. The Board of Directors adjourned the meeting to allow each of the directors the opportunity to consider the Amended Offers and the advice received. Later in the day, the Board of Directors reconvened and, after further discussion and consultation with its financial and legal advisors, the Board of Directors unanimously determined to recommend the Amended Inco Offer. The Board also determined not to recommend the Amended Xstrata Offer to Shareholders.
RECOMMENDATION OF THE BOARD OF DIRECTORS
      The Board of Directors has unanimously recommended that Shareholders ACCEPT the Amended Inco Offer and tender their Falconbridge Shares to the Amended Inco Offer and that Shareholders NOT ACCEPT the Amended Xstrata Offer and NOT tender their Falconbridge Shares to the Amended Xstrata Offer. See “Reasons for the Recommendation”.
      Shareholders should consider the Amended Offers carefully and come to their own conclusions as to acceptance or rejection of the Amended Offers. The Amended Inco Offer currently expires at midnight (Vancouver time) on July 27, 2006 and the Amended Xstrata Offer currently expires at 8:00 p.m. (Toronto time) on August 14, 2006 but is conditional upon the prior receipt of Investment Canada approval and approval by the shareholders of Xstrata. Shareholders who are in doubt as to how to respond to the Amended Offers should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Shareholders are advised that acceptance of either of the Amended Offers may have tax consequences and they should consult their professional tax advisors.
REASONS FOR THE RECOMMENDATION
      In arriving at its recommendation, the Board of Directors, after receiving advice from its financial and legal advisors, carefully considered all aspects of the Amended Inco Offer in the context of the Amended Xstrata Offer and otherwise. In making its recommendation, the Board of Directors considered a number of factors, including the following:

•	Attractive Offer: If all tendering Shareholders elected to receive cash for their Falconbridge Shares or if all tendering Shareholders elected to receive Inco Shares for their Falconbridge Shares on any take-up date, Shareholders would receive Cdn.$18.50 and 0.55676 of an Inco Share. Based upon the closing price of Inco Shares on July 24, 2006, this represents an implied value of Cdn.$64.40, which is higher than the consideration offered under the Amended Xstrata Offer. The consideration offered by Xstrata is all cash, whereas the consideration offered by Inco is part cash and part shares. Individual Shareholders may have a preference for cash, Inco Shares, or a combination thereof, depending upon their particular circumstances. The Amended Inco Offer will, subject to proration, attempt to address such preferences.

•	Financial Strength of Combined Company: The combined Inco and Falconbridge will be one of the most significant diversified mining companies in the world and will have measurably increased scale to compete internationally and to realize operating and capital raising efficiencies while reducing its exposure to any one project or operation. The combined company will have a strong balance sheet and significantly enhanced financial flexibility. Based upon consensus prices for base metals going forward, and assuming the realization of synergies arising from the combination of Inco and Falconbridge, the ability of the combined company to generate cash flow and earnings will be greatly increased. Both Inco and Falconbridge have released very strong financial results for their respective second quarters. See “Recent Developments”.

•	Creates the World’s Leading Nickel Producer: The combination of Inco and Falconbridge will result in the creation of the world’s largest nickel producer and a significant producer of copper. In addition, it will create a more diversified base metals company with one of the best growth pipelines in nickel and copper in the world.

•	Significant Benefits Through Synergies: Falconbridge and Inco expect that the combination of Inco and Falconbridge will deliver tangible benefits through substantial synergies, including estimated annual pre-tax savings of approximately $550 million per year by approximately 24 months after completion of the transaction between Inco and Falconbridge. Shareholders should refer to the discussion under “Background to the Increased Offer — Updated Synergies Estimate” contained in Inco’s Notice of Variation dated May 29, 2006.

•	Continued Ownership in Combined Company: Assuming the successful completion of the transaction with Inco, Falconbridge Shareholders will own approximately 49% of the combined company, calculated on a fully-diluted basis, and, accordingly, will participate in the value anticipated to be realized through the achievement of synergies and the enhanced growth opportunities that the combined company should enjoy. Shareholders will also retain significant exposure to the nickel and copper markets. Falconbridge management believes that extremely solid market fundamentals, especially for nickel and copper, will continue to underpin a positive metals pricing environment.

•	Increased Capitalization and Liquidity: After giving effect to the transaction with Inco, Inco will have a total enterprise value of approximately $42 billion (pro forma as of July 24, 2006) and will have a market capitalization that is significantly larger than that of Falconbridge, which should significantly increase liquidity for Falconbridge Shareholders.

•	Combination of Management and Technical Expertise: The combined Inco and Falconbridge should benefit from the combined involvement of two strong management teams and the combined technical and operating expertise of each company.

•	Regulatory Approvals obtained by Inco: Inco has received all necessary regulatory approvals and the only significant condition remaining is its minimum tender requirement. The undertakings and commitments of Inco and Falconbridge given in connection with obtaining regulatory approvals, including the commitment to sell the Nikkelverk refinery and related assets, are on terms acceptable to Falconbridge and Inco and will not unduly undermine the value of the combined company.

•	Outstanding Approvals for Amended Xstrata Offer: The Amended Xstrata Offer, which currently expires on August 14, 2006, remains conditional on receipt of Investment Canada approval, which approval has not yet been obtained, and may not be obtainable on terms satisfactory to Xstrata. The Amended Xstrata Offer is also conditional upon receipt of the approval of Xstrata’s shareholders at a meeting to be held August 14, 2006.

•	Majority Condition: Inco has reduced its minimum tender condition to 50.01% from 66 2/3% but has agreed not to waive the minimum tender condition to below 50.01%. Shareholders who tender to the Amended Inco Offer will know with certainty that no shares will be taken up by Inco unless it takes up at least a majority of the Falconbridge Shares.

•	Potential Benefits of Inco Phelps Dodge Transaction: The Inco Phelps Dodge Transaction provides Shareholders the opportunity to receive considerable potential benefits as a result of the combination of Phelps Dodge with the company resulting from the combination of Inco and Falconbridge. The Inco Phelps Dodge Transaction is more fully described under “Agreements Related to Amended Offer and Inco Phelps Dodge Transaction — Combination Agreement between Inco and Phelps Dodge” in the Notice of Change to Directors’ Circular of Falconbridge dated June 29, 2006, and “Agreements Related to Amended Offer and Amended Inco Phelps Dodge Transaction — Amendment to Combination Agreement between Inco and Phelps Dodge” in this Notice of Change.

•	Fairness Opinion: The opinion dated July 16, 2006 of CIBC World Markets to the effect that, as of such date and subject to the assumptions set out therein, the consideration provided by the Amended Inco Offer is fair from a financial point of view to the Shareholders. The full text of the opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached as Schedule “A” to the Notice of Change to Directors’ Circular dated July 17, 2006.

•	Ability to Respond to Superior Proposals: Under the Support Agreement, the Falconbridge Board of Directors remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable from a financial point of view than the Amended Inco Offer. The fees payable to Inco in connection with a change in recommendation or termination of the Support Agreement in connection with a superior proposal are reasonable in the circumstances and not preclusive of other proposals.

•	Inco Offer Expires Prior to Xstrata Offer: The Amended Xstrata Offer is now an offer for any or all Falconbridge Shares, and its expiry date has been extended to August 14, 2006. Accordingly, unless Inco extends its offer further, Shareholders will know whether Inco has met its minimum tender condition on July 28, 2006, which is prior to the date upon which Shareholders must decide whether or not to tender to the Amended Xstrata Offer.

•	Interests of Shareholders: The Board has concluded that the interests of Shareholders are best served by accepting the Amended Inco Offer and not accepting the Amended Xstrata Offer.
      The Board of Directors also considered a number of other factors of which Shareholders should be aware in determining whether or not to tender to the Amended Inco Offer, including the following:

1.	If the Amended Inco Offer is successful, many Shareholders who would have preferred to receive only cash as consideration may seek to liquidate their Inco Shares in the market. On the other hand, investors whose investments are tied directly or indirectly to market indices may wish to acquire Inco Shares or increase their holdings in the combined company as a consequence of a successful Amended Inco Offer. These factors may result in volatility in the Inco Share price for a period of time following the announcement of a successful Amended Inco Offer.

2.	Inco has reduced its minimum tender condition from 66 2/3% to 50.01%. Accordingly, Inco may take up sufficient numbers of Falconbridge Shares to meet its minimum tender condition but may not be able to acquire 100% of Falconbridge Shares in a timely manner or at all. This presents certain risks to Shareholders which are set forth under “Risk Factors Relating to the Reduction of the Minimum Tender Condition” in Inco’s Notice of Variation and Extension dated July 16, 2006, and which Shareholders should carefully consider.

3.	There can be no assurance that the Inco Phelps Dodge Transaction will be consummated as it is subject to a number of conditions. If not consummated, Shareholders will receive the benefits of the Inco Offer, if successful, but will not receive the benefits of the Inco Phelps Dodge Transaction. For a description of the risk factors relating to the Inco Phelps Dodge Transaction, see “Risk Factors relating to the Phelps Dodge Transaction” in Inco’s Notice of Variation and Extension dated June 29, 2006.

4.	Falconbridge’s shareholder rights plan will be rendered ineffective as of July 28, 2006. Accordingly, Xstrata will be permitted to purchase Falconbridge Shares in the market (subject to a 5% limit) as of that date. Xstrata has also now waived its minimum tender condition such that it will take up any Falconbridge Shares tendered to it assuming the other conditions to its offer are met or waived at the expiry of its offer.
      The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in its consideration of the Inco Offer and the Xstrata Offer. In view of the variety of factors and the amount of information considered, the Board of Directors did not find it practicable to specifically assess, quantify or otherwise assign any relative weights to each of the specific factors considered in determining to recommend that Shareholders accept the Inco Offer. The Board of Directors’ determination was made after consideration of all of the above-noted factors and after receiving legal and financial advice. In addition, individual directors may have assigned different weights to different factors.
MATERIAL CHANGES IN THE AFFAIRS OF FALCONBRIDGE
      Except as publicly disclosed or as otherwise described or referred to in this Notice of Change, the directors and senior officers of Falconbridge are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Falconbridge since March 31, 2006, being the date of the last published unaudited interim consolidated financial statements of Falconbridge.
OTHER TRANSACTIONS
      There is no transaction, Board resolution, agreement in principle or signed contract of Falconbridge, other than as described or referred to in the Inco Circular, as amended, the Xstrata Circular, as amended, or the Directors’ Circular relating to each of the Inco Offer and the Xstrata Offer (collectively, the “Directors’ Circulars”), as amended, which has occurred in response to the Amended Offers. Other than as described or referred to in the Inco Circular, as amended, the Xstrata Circular, as amended, or the Directors’ Circulars, as amended, no negotiations are underway in response to the Amended Offers which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving Falconbridge or a subsidiary; (ii) the purchase, sale or transfer of a material amount of assets by Falconbridge or a subsidiary; (iii) an issuer bid or other acquisition of securities by Falconbridge; or (iv) any material change in the capitalization or dividend policy of Falconbridge.

OTHER INFORMATION
      Except as otherwise described or referred to in the Inco Circular, as amended, the Xstrata Circular, as amended, or the Directors’ Circulars, as amended, or otherwise publicly disclosed, no other information is known to the directors or senior officers of Falconbridge that would reasonably be expected to affect the decision of the holders of Falconbridge Shares to accept or reject the Amended Offers.
STATUTORY RIGHTS
      Securities legislation in certain of the provinces and territories of Canada provide security holders of Falconbridge with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
APPROVAL OF NOTICE OF CHANGE
      The content of this Notice of Change has been approved and the delivery thereof has been authorized by the Board of Directors.

CONSENT OF CIBC WORLD MARKETS INC.
      We hereby consent to the references to the opinion dated July 16, 2006 of our firm under the captions “Reasons for the Recommendation” in the attached Notice of Change dated July 24, 2006 (the “Notice of Change”).

Dated: July 24, 2006	(Signed) CIBC World Markets Inc.
CERTIFICATE
Dated: July 24, 2006
      The foregoing, together with the Directors’ Circular of the Board of Directors of Falconbridge Limited dated October 24, 2005 and the Notices of Change dated May 26, 2006, June 29, 2006 and July 17, 2006 (collectively the “ Inco Directors’ Circular”), in respect of the Amended Inco Offer, and the Directors’ Circular of the Board of Directors dated May 31, 2006 and the Notice of Change dated July 17, 2006 (collectively, the “Xstrata Directors’ Circular” and, collectively with the Inco Directors’ Circular, the “Directors’ Circulars”) in respect of the Amended Xstrata Offer, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing, together with the Directors’ Circulars, does not contain any misrepresentation likely to affect the value or market price of the Falconbridge Shares subject to the Amended Offers.
      On behalf of the Board of Directors:

(Signed) G. Edmund King	(Signed) David H. Race
Director	Director